Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT
The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on June 18, 2024, the board of directors of the Company, in accordance with what was decided at the Company’s shareholders’ meeting held on April 30, 2024, has agreed to pay cash dividends to those shareholders registered on June 25, 2024 (“Record date”), on June 28, 2024 (“Payment date”) -or such other date as required by the applicable law of the jurisdictions in which the shares are listed- in the amount of Ps. 146,118,827,755.82, or Ps. 99.084296069382 per share, with a face value of Ps. 1.00 being equivalent to 9,908.4296% of the Company´s capital stock according to the Company’s financial statements as of December 31st, 2023.
The Company will deduct from this payment of such cash dividends any amount paid by the Company for the Personal Asset Tax, pursuant to terms set by the unnumbered article incorporated below article 25 of Law 23,966, incorporated by Law No. 25,585 (and its later modifications), for fiscal year 2023 and remaining amounts for prior periods in its capacity as responsible substitute for the shareholders reached by the referred tax.
The payment of such dividends is subject to a withholding tax rate of 7% set by articles 97 and 193 of the Argentine Income Tax Law (in accordance with Decree 824/2019 and its modifications).
The payment of such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Bs. As. Time). Such payments will be made in compliance with Section 95 of the listing rules.
Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, on the date that is determined by regulatory rules in place for the conversion of the portion of said dividend into foreign currency and the applicable rules of the jurisdiction in which such ADRs are listed.
Autonomous City of Buenos Aires, June 18, 2024.

A. Enrique Pedemonte
Authorized Representative

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com